December 3, 2019

Steven F. Siegel
Executive Vice President, General Counsel and Secretary
Brixmor Property Group Inc.
450 Lexington Avenue
New York, NY 10017

       Re: Brixmor Property Group Inc.
           Registration Statement on Form S-3
           Filed November 26, 2019
           File No. 333-235277

Dear Mr. Siegel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Michael E. McTiernan, Esq.